PRESS RELEASE

Exhibit 99.1

ReNew Commissions 2.4 GW of Renewable Energy Capacity in FY2026

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ReNew’s highest ever commissioning in a year, making its operating portfolio India’s second largest
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Commissioning at the top end of our MW guidance

Gurugram, India, April 15, 2026: ReNew Energy Global Plc (“ReNew” or the “Company”) has commissioned ~2.4 GW of assets in FY2026, taking its total operating capacity to ~12.6GW, the second largest in the country. This is after adjusting for 600MW of assets sold during the year as of March 31, 2026. This commissioned capacity of 2.4 GW includes 1.75GW of solar, 0.62GW of wind, along with 25MW/100MWh of battery energy storage systems (BESS). The Company also has a fully constructed capacity of approximately 450MW, which is likely to be commissioned soon. ReNew’s gross capacity as of March 31, 2026 stands at ~20GW.

ReNew has been at the forefront of India’s green transformation for over fifteen years, being one of the largest players in both the utility and C&I segment. The portfolio of ReNew Green, ReNew’s C&I arm, includes 2.5 GW of committed capacity, of which over 2.0 GW is already commissioned. Apart from having global technology leaders such as Microsoft, Amazon, and Google as its C&I partners, in March 2026 ReNew Green raised $95M equity investment from a consortium led by Leapfrog Investments.

Additionally, in solar manufacturing ReNew has emerged as one of the strongest players with 6.5GW of operating solar module capacity and 2.5GW of operating cell capacity, which is currently being expanded by another 4GW by December 2026. During FY2026, ReNew’s solar manufacturing facilities produced more than 4.1GW of modules and almost 1.86GW of cells. Earlier during the year, the solar manufacturing business received $100M equity investment from British International Investments.

ReNew has a deep presence across India with 150+ renewable energy sites and 3 operating solar manufacturing facilities across 10 Indian states and employs about 4,500 people. With an operating capacity of ~12.6 GW, the Company will generate clean energy equivalent to powering 24 million households, and avoiding ~23 million tonnes of CO₂e emissions annually.

Sumant Sinha, Founder, Chairperson and Chief Executive Officer of ReNew said, “This has been a defining year for ReNew, with the addition of 2.4 GW of renewable energy capacity – the highest we have ever commissioned in a single year. This milestone underscores the strength of our execution and the resilience and attractiveness of India’s clean energy opportunity despite global macro volatility and geopolitical uncertainty. Rising power demand, cost competitiveness of renewable energy and supportive policy frameworks in India create a long-term compelling growth backdrop and environment.”

About ReNew:

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~20.0 GW (including 1.7 GW of BESS) on a gross basis as of March 31, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.5 GW of solar module and 2.5 GW of solar cell manufacturing capacity and is expanding its solar cells manufacturing by 4 GW. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X, and Instagram.

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Investor Enquiries | ReNew | Anunay Shahi, Nitin Vaid | ir@renew.com

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